EX-33.2
(logo) PHH Mortgage
PHH

3000 Leadenhall Road
Mount Laurel, NJ 08054

David E. Tucker
President, PHH Mortgage Corporation

Tel: (856)917.6824
Fax: {856) 917.4278
dave.tucker@phh.com
www.phh.com

REPORT ON ASSESSMENT OF COMPLIANCE WITH REGULATION AB
SERVICING CRITERIA

PHH Mortgage Corporation (the "Asserting Party") is responsible for assessing compliance as of December 31, 2012 and for the period from January 1, 2012 through December 31, 2012 (the "Reporting Period") with the servicing criteria set forth in Section 229.1122(d) of the Code of Federal Regulations (the "CFR"), except for criteria set forth in Section 229.1122(d)(3)(i)(c), (d)(4)(xv) and
(d)(1)(iii) of the CFR, which the Asserting Party has concluded are not applicable to the servicing activities it performs with respect to the transactions covered by this report (the "Applicable Servicing Criteria"). The criteria set forth in Section 229.1122 (d)(2)(i), (d)(2)(ii), (d)(4)(iv),
(d)(4)(vii), (d)(4)(viii) and (d)(4)(xi) of the CFR are performed by outsource providers on behalf of the Asserting Party; however, the Asserting Party has monitored the outsourcing of these criteria and assumes responsibility for compliance. The transactions covered by this report include all non-agency loan sale agreements executed after January 1, 2006 as well as all re-securitization transactions after January 1, 2006 for which the Assetiing Party served as servicer (the "Platform").

The Asserting Party has assessed its compliance with the Servicing Criteria as of December 31, 2012 and for the Reporting Period and has concluded that the Asserting Party has complied, in all material respects, with the Applicable Servicing Criteria with respect to the Platform taken as a whole except for as discussed below:

Standard         Description
1122(d)(4)(vii)  During the year ended December 31, 2012, the Asserting Party could not provide documentation to support that foreclosure and repossession procedures that were not concluded in accordance with the timelines in the transaction agreements were outside the control of the Asserting Party.

De1oitte & Touche, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Servicing Criteria for the Reporting Period as set forth in this assertion.

PHH Mortgage Corporation

Date: February 28, 2013

/s/ David E. Tucker
David E. Tucker
President

/s/ Martin L. Foster
Martin L. Foster
Senior Vice President - Loan Servicing


(logo) Sequoia Residential Funding, Inc.

March 28, 2013

     We have been advised by PHH Mortgage Corporation that the one material instance of noncompliance listed by PHH Mortgage Corporation on its Report on Assessment of Compliance with Regulation AB Servicing Criteria for the January 1, 2012 through December 31, 2012 reporting period, having to do with Regulation AB Item 1122(d)(4)(vii) (the "MINC"), did not involve assets for the subject Sequoia transaction. Additionally, we have been advised that there were no material impacts or effects on this Sequoia transaction as a result of the MINC and that the MINC did not affect any payments or expected payments on the asset-backed securities in this Sequoia transaction.

/s/ John H. Isbrandtsen

John H. Isbrandtsen, Chairman of the Board and Chief Executive Officer (senior officer in charge of securitization of the depositor)